[redacted]

09040700

BB 5/21

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pali Capital, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 5th Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Burke 212-259-2619

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pali Capital, Inc, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gina M Pappalardo
Notary Public, State of New York
No. 01PA6194981
Qualified in Kings County
Commission Expires October 14, 2012

Signature

Chief Operating Officer/Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PALI CAPITAL, INC.
(A Wholly Owned Subsidiary of
Pali Holdings, Inc.)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors
Pali Capital, Inc.:

We have audited the accompanying statement of financial condition of Pali Capital, Inc. (the Company), an indirect wholly owned subsidiary of Pali Holdings, Inc. (the Parent), as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pali Capital, Inc. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in note 4 to the statement of financial condition, the Company's increased reliance on the Parent for support and the Parent's ability to secure financing to meet debt obligations, which may come due in the next twelve months, raise substantial doubt about the Company's ability to continue as a going concern. The Parent has entered into negotiations with significant debt holders related to its compliance with certain debt covenants. If the interpretation that such debt covenants have been violated is advanced, this could cause the debt to come due in the next twelve months and affect the Parent's ability to fund the ongoing operations of the Company. Management's plans in regard to these matters are also described in note 4. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

May 7, 2009

MAY 1 5 2009
Washington, DC
121

PALI CAPITAL, INC.
(A Wholly Owned Subsidiary of
Pali Holdings, Inc.)

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	1,107,719
Segregated cash for the exclusive benefit of customers		3,641,849
Receivable from broker-dealers and clearing organizations		12,694,572
Securities owned, marketable, at market value		34,541,677
Other receivables, net		1,819,914
Equipment and improvements, net		2,025,849
Due from related parties, net		12,376,576
Other assets (see note 7)		5,578,284
Total assets	$	73,786,440
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to broker-dealers and clearing organizations	$	14,083,639
Securities sold, not yet purchased, at market value		7,955,944
Accounts payable and accrued expenses (see note 10)		20,206,430
Total liabilities		42,246,013
Stockholder's equity:		
Common stock, $500 par value. Authorized 200 shares; issued and outstanding 60 shares		30,000
Additional paid-in capital		29,049,364
Retained earnings		2,461,063
Total stockholder's equity		31,540,427
Total liabilities and stockholder's equity	$	73,786,440

See accompanying notes to statement of financial condition.

(1) Nature of Organization

Pali Capital, Inc. (Pali or the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking services. In March 2007, due to a corporate restructuring of its former parent and affiliates, the Company, a Delaware corporation, became an indirect wholly owned subsidiary of Pali Holdings, Inc. (the Parent).

The Company has an agreement with other broker-dealers (the clearing brokers) to clear transactions, carry customers' accounts on a fully disclosed basis, and perform record-keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3- 3k(2)(ii).

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Securities transactions are recorded on a trade-date basis. Marketable securities are valued at market value.

(b) Cash and Cash Equivalents

The Company defines cash and cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

(c) Fair Value Hierarchy

Effective July 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to

the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The adoption of SFAS 157 did not materially affect the valuation of investments held by the Company.

(d) Use of Estimates

To prepare financial statements in accordance with U.S. generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(e) Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation or amortization. Equipment is depreciated on a straight-line method using estimated lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(f) Income Taxes

The Company has adopted Financial Accounting Standards Board Staff Position No. (FIN) 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies.*

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on exacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred taxes are recorded for the future consequences of events that have been recognized for financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

(g) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers and clearing organizations. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis, the Company evaluates its accounts receivable in accordance with SFAS 5, and establishes an allowance for doubtful accounts as appropriate. At December 31, 2008, the allowance for doubtful accounts was approximately $450 thousand.

(h) Legal Reserves

The Company is subject to legal, regulatory and other proceedings and claims arising from conduct in the ordinary course of business. Reserves are established for legal and regulatory claims in accordance with SFAS No. 5, *Accounting for Contingencies*, based upon the probability and estimability of losses.

(3) Correction of Errors

Stockholder's equity has been restated from amounts originally reported in the Company's June 30, 2008 financial statements to correct errors in those financial statements relating to the timing of the recognition of certain floor brokerage, professional fees and other expenses.

As of June 30, 2008, the Company previously reported retained earnings and stockholder's equity of $7,518,278 and $24,772,341, respectively. The adjustment described above would have decreased the June 30, 2008 retained earnings and stockholder's equity to $7,164,205 and $24,418,268, respectively.

(4) Going Concern

The Company's increased reliance on the Parent for support and the Parent's ability to secure financing to meet debt obligations, which may come due in the next twelve months, raise substantial doubt about the Company's ability to continue as a going concern. The Parent has entered into negotiations with significant debt holders related to its compliance with certain debt covenants. If the interpretation that such debt covenants have been violated is advanced, this could cause the debt to come due in the next twelve months and affect the Parent's ability to fund the ongoing operations of the Company.

Management's plan is to raise capital through its Parent and contribute proceeds to the Company. The Parent is in the process of executing an internal capital raise. To date, the Parent has received $1.6 million, of which approximately $1.0 million has been contributed to the Company. Furthermore, the Parent has other available sources of cash, including $5.0 million of unissued Convertible Debentures, which

management is in the process of formally securing. The Parent has also engaged an outside investment banking firm to assist with additional capital raises.

(5) Securities Owned and Sold, Not Yet Purchased, at Market Value

Securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, not yet purchased
Certificates of deposit	$ 33,510,112	5,708,296
Corporate stocks	729,280	1,531,577
Bonds	302,285	716,071
Total marketable securities	$ 34,541,677	7,955,944

The following is a summary of our financial assets and liabilities that are accounted for at fair value as of December 31, 2008 by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:				
Certificates of deposit	$ —	$ 33,510,112	$ —	$ 33,510,112
Corporate stocks	729,280	—	—	729,280
Bonds	—	302,285	—	302,285
	729,280	33,812,397	—	34,541,677
Liabilities:				
Certificates of deposit	—	5,708,296	—	5,708,296
Corporate stocks	1,531,577	—	—	1,531,577
Bonds	—	716,071	—	716,071
	$ 1,531,577	$ 6,424,367	$ —	$ 7,955,944

(6) Equipment and Improvements, Net

Equipment and improvements are stated at cost, less accumulated depreciation or amortization. At December 31, 2008, equipment and improvements consist of the following:

		Amount
Furniture, fixtures and computer equipment	$	4,086,279
Leasehold improvements		1,918,095
Office equipment		515,854
		6,520,228
Less accumulated depreciation and amortization		4,494,379
	$	2,025,849

(7) Other Assets

At December 31, 2008, other assets consist of the following:

Prepaid expenses	$	2,358,393
Security deposits		2,184,241
Deferred tax assets, net		1,024,211
Other		11,439
Total	$	5,578,284

(8) Related-Party Transactions

Due from related parties, net consists of expenses paid on behalf of, and/or allocated expenses to, several related companies.

The Company has extended loans to officers in the amount of $370,442 at interest rates varying from 2.17% to 3% per annum, with various due dates through 2011.

On August 31, 2008, the Company reduced its Subordinated Indebtedness of $1.0 million by returning collateralized securities to the former Chief Executive Officer, which was used to secure the indebtedness.

(9) Leases

The Company financed a portion of its acquisition of furniture and equipment through sale-leaseback transactions with an unrelated party. The fixed assets were sold at their net book value. The Company does not have any retained or contingent interests in the sold assets nor does the Company provide any guarantees.

(Continued)

The Company leases office space for its headquarters location under non-cancelable operating leases in New York City. The Company is reimbursed on a month-to-month basis for office space shared with various soft dollar commission clients. The Company also leases office space in various cities throughout the United States. In addition, the Company leases furniture and computer equipment under various non-cancelable capital and operating leases expiring through 2014.

The Company is obligated, pursuant to various lease agreements, to pay minimum future annual rentals for the years subsequent to December 31, 2008, as indicated below. In addition, there are escalation clauses for adjusting rent to reflect increased costs for certain leases.

		Premises	Equipment	Total
Year ending December 31,				
2009	$	3,118,460	891,132	4,009,592
2010		3,140,725	257,017	3,397,742
2011		3,011,321	194,148	3,205,469
2012		1,686,970	1,610	1,688,580
2013		84,000	—	84,000
Thereafter		28,000	—	28,000
Totals	$	11,069,476	1,343,907	12,413,383

The Company has provided the landlord of its New York City location with an irrevocable standby letter of credit in the amount of $1,000,000 as collateral for the lease. The letter of credit is secured by a certificate of deposit in the same amount, which is included in other assets.

(10) Accounts Payable and Accrued Expenses

At December 31, 2008, accounts payable and accrued expenses consist of the following:

Accrued commissions and referral fees	$	5,599,271
Accrued professional fees and legal settlements		4,849,066
Accrued compensation		3,567,020
Accrued income taxes		1,462,175
Accrued floor brokerage		954,221
Soft dollar credits		1,579,031
Other accounts payable and accrued expenses		2,195,646
Total	$	20,206,430

(11) Employee Benefit Plans

All full-time employees who meet certain age and length of service requirements are eligible to participate in the Company's 401(k) plan. The plan provides for discretionary contributions by the Company in such amounts as the board of directors may annually determine.

(12) Income Taxes

At December 31, 2008, deferred tax assets, net, which are included in other assets, attributable to the Company's temporary differences were as follows:

Deferred compensation	$	2,786,761
Accrued expenses		1,075,564
Allowance for doubtful accounts		205,565
Unrealized loss on marketable securities		517,325
Depreciation expense		409,107
Subtotal	$	4,994,322
Valuation allowance		(3,970,111)
Deferred tax asset, net	$	1,024,211

The Company recorded a valuation allowance, as required under SFAS 109, in the amount of $3,970,111 at December 31, 2008. This amount represents temporary differences for future tax deductions that are not more likely than not to be realized.

(13) Equity-Based Plans

(a) 2008 Restricted Stock Unit Plan, the 2007 Restricted Stock Unit Plan, and the Deferred Equity Stock Purchase Plan I and II for 2007

Effective January 28, 2008, the Parent adopted the 2008 Restricted Stock Unit Plan (2008 RSU Plan), and effective March 20, 2007, the Parent adopted the 2007 Restricted Stock Unit Plan (2007 RSU Plan) (the 2007 Plan was the successor plan to the Euram Plan). Each plan provides for the grant of restricted stock units (RSUs), which will be payable in shares of common stock in the Parent and entitle the holder to shares of common stock when certain vesting and holdback periods have been met.

The fair value of the awards granted under the 2008 RSU plan was based upon an independent third-party valuation as of June 30, 2008. Fair value for awards vesting prior to 2008 was determined based on a historical valuation for 2007 using an internal valuation calculated based upon a normalized forecasted multiple of EBITDA. The awards vest three years from the date of grant, provided the individual remains in the employment or service of the Company as of the vesting date. In the event of death, the exception is immediate acceleration of the unvested RSUs. The RSU plan awards are subject to a 10-year Holdback Period or earlier in the event of a change in control, merger, or other acquisition, or upon termination for disability or retirement. The shares of common stock under the RSU plan will be issued upon the expiration of the share Holdback Period, or upon the effective date of a Liquidity Event, as defined in the RSU plan.

Employees held 505,972 unvested RSUs with a weighted average grant-date fair value of $30.30 per unit as of December 31, 2008.

(b) Deferred Equity Stock Purchase Plan I and II

In 2007, the Parent adopted the Pali Holdings, Inc. Deferred Equity Stock Purchase Plan (DC Plan) I and II to provide selected key employees, directors, and advisors of the Parent and its subsidiaries with the opportunity to own shares of the Parent's common stock by purchasing shares on a deferred basis. The provisions of DC Plan I and II permit an eligible participant to defer a designated percentage of his or her compensation to a Deferred Stock Account, which represents the right to receive in the future shares of common stock of the Parent or cash equal to the value of any deferred shares credited to the Deferred Stock Account, as provided for in the DC Plan I and II agreements. An eligible participant is fully vested in his/her Deferred Stock Account balance at all times.

Certain employees of the Company had historically participated in DC Plan I and II. The shares of common stock under the deferred compensation plans are (i) 6,500 units purchased under the DC Plan I and (ii) 2,858 units purchased under the DC Plan II. A participant shall be vested at all times under the DC Plan I, and unvested in the DC Plan I or II until the third anniversary of the election to participate in the plan. The deferred stock will be issued at vesting or upon the effective date of a Liquidity Event, as defined in DC Plan I and II.

(14) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $5,923,398 which was $3,610,324 in excess of its minimum required net capital of $2,313,074. The Company's ratio of Aggregate Indebtedness to Net Capital was 5.86 to 1.00.

(15) Commitments and Contingencies

(a) Certain Legal Matters

The U.S. Internal Revenue Service has proposed certain penalties against Pali totaling approximately $4.4 million pursuant to Section 6707 of the Internal Revenue Code of 1986, as amended, in connection with certain transactions Pali participated in during 2000 through 2002. Pali is pursuing its legal remedies to contest the penalties. It is possible that Pali will not face any penalty, or that the issue can be compromised at a lower amount than the Service has proposed. Pali has recorded a legal reserve for this matter as of December 31, 2008, which reflects management's best estimate of future loss in accordance with SFAS No. 5.

On June 30, 2008, certain shareholders of the Parent, including a former director, filed a lawsuit in New York State Court against three of the Parent's directors (including the former CEO and former CFO). Two of the Parent's directors named as defendants in this suit formerly served as directors of

Pali Capital, Inc. The complaint named the Parent as a nominal defendant. The suit seeks to assert, on the Parent's behalf, against the individual defendants, claims for breach of fiduciary duties, waste of corporate assets, abuse of control, and other claims. The relief requested includes damages, disgorgement and other remedies. The individual defendants deny the allegations. Because the lawsuit is in the nature of a shareholders' derivative action, any affirmative recovery will be for the benefit of the Parent.

In February, 2009, the former CEO filed an arbitration demand at FINRA seeking compensation allegedly due from the Company pursuant to his employment agreement. The Company expects that it will successfully defend claims filed in the shareholders' derivatives action and an affirmative counterclaim to the former CEO's arbitration claims. Management believes they have a strong position for the claims and does not expect the economic impact to the Parent and the Company of the shareholder derivative lawsuit or FINRA claim and counterclaim to be material.

The Company is involved in various lawsuits as a defendant, which arose in the ordinary course of business. Although the ultimate outcome of these matters are not presently determinable, in the opinion of management, the effects, if any, will not materially affect the Company's financial condition.

(b) **Regulatory Examination**

In 2006, FINRA examined the Company's hedge fund infrastructure business and determined that the Company improperly maintained the registrations of six licensed individuals during 2004 through 2006. Management is currently in settlement discussions with FINRA and does not expect the outcome to materially affect the Company's financial condition.

(c) **Financial Instruments with Off-Balance-Sheet Risk**

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that the customer may incur. Margin accounts guaranteed by the Company at December 31, 2008 were not material.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

(Continued)

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.